UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

VimpelCom Ltd.
(Name of Issuer)

Common Shares, nominal value US$0.001 per share
(Title of Class of Securities)

G9360W 107 (Common Shares)
(CUSIP Number)

April 1, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9360W 107	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stichting Administratiekantoor Mobile Telecommunications Investor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 145,947,562 common shares(*)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 145,947,562 common shares(*)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,947,562 common shares(*)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
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PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3% common shares based upon 1,756,731,135 common shares stated to have been outstanding (including any such common shares represented by American Depositary Shares) as of March 15, 2016, as reported in VimpelCom’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2016.(*)

12	TYPE OF REPORTING PERSON OO

(*)  The Reporting Person holds 145,947,562 American Depositary Shares, each of which represents one common share of the Issuer. See Annex A.

CUSIP No. G9360W 107	SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

VimpelCom Ltd. (“VimpelCom”)

	(b)	Address of Issuer’s Principal Executive Offices:

Claude Debussylaan 88 1082 MD, Amsterdam The Netherlands

ITEM 2.	(a)	Name of Person Filing:

Stichting Administratiekantoor Mobile Telecommunications Investor

	(b)	Address of Principal Business Office, or if None, Residence:

Herikerbergweg 238 Luna ArenA 1101 CM, Amsterdam The Netherlands

	(c)	Citizenship: Stichting Administratiekantoor Mobile Telecommunications Investor is a foundation (stichting) incorporated under the laws of the Netherlands.

	(d)	Title of Class of Securities: Common shares, nominal value U.S. $0.001 per share of VimpelCom.

	(e)	CUSIP Number: G9360W 107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G9360W 107	SCHEDULE 13G	Page 4 of 5

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned: 145,947,562

(b) Percent of class: 8.3%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 145,947,562
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 145,947,562
(iv) Shared power to dispose or to direct the disposition of : 0

See Annex A.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. G9360W 107	SCHEDULE 13G	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2016

STICHTING ADMINISTRATIEKANTOOR MOBILE TELECOMMUNICATIONS INVESTOR

By:	/s/ Marius Willem Josephus Jitta
Name: Marius Willem Josephus Jitta
Title: Secretary

STICHTING ADMINISTRATIEKANTOOR MOBILE TELECOMMUNICATIONS INVESTOR

By:	/s/ Carel Heino Teschmacher
Name: Carel Heino Teschmacher
Title: Chairman

ANNEX A

The Reporting Person is the beneficial owner of 145,947,562 common shares of VimpelCom (the “Shares”), representing 8.3% of VimpelCom’s outstanding common shares as at March 15, 2016.  On March 31, 2016, the Reporting Person acquired (the “Acquisition”) 145,947,562 American Depositary Shares (the “ADSs”), each ADS representing one Share, from L1T VIP Holdings S.à.r.l., a société à responsibilité limitée incorporated under the laws of Luxembourg (“L1T”), pursuant to a deed of transfer (the “Transfer Deed”).
The following discussion of the (i) Transfer Deed, (ii) the Reporting Person’s deed of incorporation and articles of association (statuten) (the “Articles”) and (iii) the terms and conditions of administration (administratievoorwaarden) of the ADSs (the “Conditions of Administration”) is qualified in its entirety by reference to the Transfer Deed, the Articles and the Conditions of Administration, which are filed as Exhibits A, B and C hereto, respectively.
In consideration for the Acquisition and against transfer of the ADSs, the Reporting Person issued 145,947,562 depositary receipts (“Foundation DRs”) to L1T.  The Reporting Person administers the ADSs and exercises all rights pertaining to the ADSs pursuant to, and in accordance with, the Articles and the Conditions of Administration. The Reporting Person has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion, in accordance with the Articles and the Conditions of Administration.  As the holder of the Foundation DRs, L1T is entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of the ADSs and indirectly of the 145,947,562 Shares represented by the ADSs. In consideration for the Acquisition, the administration of the ADSs and the exercise of all rights pertaining to the ADSs, by the Reporting Person, L1T has agreed to reimburse and indemnify the Reporting Person for costs and other expenses that it may incur in the performance of its obligations under, or in relation to, the Articles and the Conditions of Administration.
The Reporting Person is a Dutch stichting, which is a legal person recognized under the Dutch Civil Code law, formed according to the Dutch Civil Code by means of a juridical act, that has no members (i.e., shareholders) and that intends to realize an objective (purpose), set forth in its articles of incorporation, by using capital (property) which has been brought in for this purpose.  Subject to any restrictions in the stichting’s articles of incorporation and conditions of administration, the stichting’s board of directors is charged with the administration and management of the stichting and represents the stichting.  Depositary receipts issued by a stichting do not evidence ownership of the stichting, but rather reflect contractual rights of a holder of such depositary receipts in respect of the capital transferred to the stichting as reflected in its articles of incorporation.
The Reporting Person was formed for the purposes of acquiring and administering the ADSs, including the power to vote the ADSs and dispose of the ADSs in its sole discretion.  The Reporting Person is managed by a Board composed of three individuals, all of whom must meet the definition of independent director as set forth in the Articles.  Actions taken in respect of the ADSs are by majority vote of the members of the Board. The relationship between the Reporting Person and the holder of the Foundation DRs is governed by the Conditions of Administration.

EXHIBIT A

DEED OF TRANSFER OF VIMPELCOM ADSs, ISSUANCE OF DEPOSITARY
RECEIPTS AND FUNDING
THIS DEED (this “Deed”) is made on 29 March 2016
BETWEEN:
(1)	Stichting Administratiekantoor Mobile Telecommunications Investor, a foundation (stichting) incorporated under the laws of the Netherlands, registered with the Dutch trade register under registration number 65286936, with its registered address at Herikerbergweg 238, Luna ArenA, 1101 CM Amsterdam (the “Foundation”); and
(2)	L1T VIP Holdings S.à r.l., a société à responsibilité limitée incorporated under the laws of Luxembourg, registered with the Luxembourg Chamber of Commerce (Registre de commerce et des sociétés) under registration number B200215, with its registered address at 1-3 Boulevard de la Foire, L-1528, Luxembourg (“L1T”),
each a “Party”, and collectively, the “Parties”.
WHEREAS
(A)	L1T wishes to transfer the VimpelCom ADSs (as defined below) to the Foundation.
(B)	The Foundation has agreed to acquire the VimpelCom ADSs against issuance of Depositary Receipts (as defined below) and to administer the VimpelCom ADSs pursuant to and in accordance with the Constitutional Documents (each as defined below).
(C)	This Deed governs the contractual aspects relating to, title to, and the transfer of the VimpelCom ADSs, and the transfer of the legal and beneficial ownership of the VimpelCom ADSs shall be effected pursuant to this Deed.
(D)	In furtherance of the above, the Parties also wish to set forth in this Deed the terms and conditions of the support that L1T will provide to the Foundation in an effort to procure the proper continued operation of the Foundation and certain continuing obligations of the Foundation and L1T in respect of the VimpelCom ADSs.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Parties hereby agree as follows:

1.	Interpretation

               1.1 Capitalized terms used in this Deed shall have the meanings ascribed to them below, unless the context requires otherwise:
“Articles of Association”	shall mean the articles of association (statuten) of the Foundation, as may be amended from time to time;

“Board Member”	shall mean a member of the board of the Foundation;

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“Bye-laws”	shall mean the bye-laws of VimpelCom (as may be amended from time to time);

“Conditions of Administration”	shall mean the terms and conditions (administratievoorwaarden) under which the Foundation shall administer the VimpelCom ADSs, in the form attached hereto as Annex A and as amended from time to time;

“Constitutional Documents”	shall mean the Articles of Association and the Conditions of Administration;

“DCC”	shall mean the Dutch Civil Code (Burgerlijk Wetboek);

“Deed”	shall have the meaning ascribed to such term in the heading hereof;

“Deposit Agreement”
shall mean the Deposit Agreement dated as of March 26, 2010 among VimpelCom, The Bank of New York Mellon (and any successor as depositary under the Deposit Agreement),  and all owners and holders from time to time of the VimpelCom ADSs issued thereunder, as amended from time to time;

“Depositary Receipt”	shall mean the registered right in the name of the DR Holder vis-à-vis the Foundation with respect to any VimpelCom ADS held by the Foundation;

“DR Holder”	shall mean the holder of the Depositary Receipts;

“MTO”	shall mean mandatory offer pursuant to section 16.1 of the Bye-Laws;

“Person”	shall mean any individual, corporation, company, firm, partnership, joint venture, association, trust, unincorporated organisation or other entity;

“Section”	shall mean any section of this Deed;

“Taxes”
shall mean all taxes, including, without limitation, corporate income tax, wage withholding tax, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, other municipal taxes and duties, environmental taxes and duties, levied or imposed in the applicable jurisdiction at the national, autonomous community or local level as well as any contribution to any social security or employee or union social security scheme and any other payroll taxes, including fines, penalties, interest and surcharges;

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“Transfer”
shall mean with respect to any securities, rights, obligations or assets (including, for the avoidance of doubt, the VimpelCom ADSs and the Depositary Receipts), directly, in any manner whatsoever, in one transaction or a series of transactions (including, without limitation, by way of agreement, extraordinary dividend, liquidation, legal merger, legal division, plan, scheme of arrangement or otherwise), selling, transferring, granting options or rights over, granting any pledge, right of usufruct, mortgage or other security interest on or otherwise encumbering, disposing of, distributing, delegating, or in any other way transferring any such securities, rights, obligations or assets or any direct interest or right therein or thereon, including, without limitation, by means of one or more derivative transactions;

“Transfer Request Form”	shall mean a Transfer of the VimpelCom ADSs, in the form attached hereto as Annex B, executed by L1T in favor of the Foundation;

“VimpelCom”
shall mean VimpelCom Ltd., a public limited company incorporated under the laws of Bermuda, registered with the Dutch trade register under registration number 34374835, with its registered address at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands;

“VimpelCom ADSs”
shall mean the one hundred and forty five million, nine hundred and forty seven thousand, five hundred and sixty two (145,947,562) American Depositary Shares, created under the Deposit Agreement and representing rights with respect to the VimpelCom Shares; and

“VimpelCom Shares”	shall mean one hundred and forty five million, nine hundred and forty seven thousand, five hundred and sixty two (145,947,562) issued and allotted common shares in the capital of VimpelCom.
   1.2 In this Deed, unless the context requires otherwise:
(a)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;
(b)	headings to Sections and Annexes are for convenience only and do not affect the interpretation of this Deed;
(c)	the Annexes and any attachments form part of this Deed and shall have the same force and effect as if expressly set out in the body of this Deed, and any reference to this Deed shall include the Annexes;

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(d)	nouns, pronouns and verbs of singular number shall be deemed to include the plural, and vice versa, and pronouns of the masculine gender shall be deemed to include the feminine and neuter, and vice versa;
(e)	the words “include”, “includes”, and “including” shall be deemed to be followed by the phrase “without limitation”; and
(f)	the words “hereof”, “herein” and similar words shall be construed as references to this Deed as a whole and not limited to the particular Section or Annex in which the reference appears.
2.	Transfer of the VimpelCom ADSs Against Issuance of the Depositary Receipts

                2.1 L1T hereby agrees to Transfer with full title guarantee, through the delivery of a copy of the Transfer Request Form executed by L1T in favor of the Foundation, beneficial and legal title to the VimpelCom ADSs for administration purposes (ten titel van administratie) and the Foundation hereby agrees to accept beneficial and legal title to the VimpelCom ADSs, through the receipt and acceptance of a copy of the Transfer Request Form, against the issuance hereby by the Foundation to L1T of 145,947,562 Depositary Receipts, which 145,947,562 Depositary Receipts L1T hereby accepts. For registration purposes in the register of holders of Depositary Receipts, the Foundation hereby assigns to the 145,947,562 Depositary Receipts the numbers 1 up to and including 145,947,562.
2.2 Concurrently with the execution of this Deed, (i) L1T delivers to the Foundation, and the Foundation hereby confirms the receipt and acceptance of a copy of (A) a book entry statement showing L1T is the current registered holder of the VimpelCom ADSs, and (B) the Transfer Request Form; and (ii) the Foundation duly registers the issuance of the 145,947,562 Depositary Receipts in the register of holders of Depositary Receipts, and L1T hereby acknowledges such registration.
2.3 L1T hereby confirms that it has received a copy of the Constitutional Documents, that L1T has reviewed such documents, and that L1T irrevocably and unconditionally consents to the contents of the Conditions of Administration, which constitute an integral part of this Deed.  L1T and the Foundation hereby agree that the terms of the Conditions of Administration will apply between L1T and the Foundation for such period that L1T holds the Depositary Receipts.
2.4 L1T hereby covenants and agrees that it will not take any action, or omit to prevent the occurrence of a fact or circumstance, that may reasonably be expected to frustrate the intent of this Deed or the Conditions of Administration, or of the objectives of the Foundation as laid down in the Articles of Association.
2.5 L1T (i) hereby confirms that Article 3:259 (2) DCC (wettelijk pandrecht) is not applicable, and (ii) to the extent Article 3:259 (2) DCC is nevertheless deemed applicable, hereby irrevocably and unconditionally waives its rights thereunder, and the Foundation hereby accepts such waiver.
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3.	Warranties by L1T

L1T hereby warrants (garandeert) to the Foundation as follows:
(a)	L1T holds unlimited and unconditional title to the VimpelCom ADSs, and its rights with respect to the VimpelCom ADSs are not subject to reduction, rescission, rights of pre-emption or any type of nullification;
(b)	the VimpelCom ADSs are free of any liens or attachments or other encumbrance, and there is no, with respect to each VimpelCom ADS, option, preferential right, or other right pursuant to which any Person is entitled to demand Transfer of such VimpelCom ADS;
(c)	L1T is duly authorized to perform its obligations under this Deed and to Transfer legal and beneficial title in the VimpelCom ADSs, and this Deed constitutes binding obligations of L1T in accordance with its terms; and
(d)	no depositary receipts (certificaten van aandelen) or similar rights have been issued with respect to the VimpelCom ADSs, and no third party has any other type of beneficial interest in one or more of the VimpelCom ADSs.
4.	Warranty by the Foundation

The Foundation hereby warrants (garandeert) that the Foundation is a foundation (stichting) that has been duly incorporated under the laws of the Netherlands by a notarial deed executed in Amsterdam by civil-law notary (notaris) Paul Hubertus Nicolaas Quist, holding office in Amsterdam, the Netherlands, on 8 February 2016.
5.	Funding

5.1 In consideration for the Foundation’s willingness to accept the transfer and ownership of the VimpelCom ADSs, the exercise of the rights attached thereto and the administering thereof in accordance with the Constitutional Documents, L1T agrees to reimburse and indemnify the Foundation for the Costs (as defined below) and transfer immediately upon first request by the Foundation from time to time, without any delay or objection, to the Foundation’s bank account with a financial institution established and subject to supervision in the European Union, to be designated by the Foundation, the amounts as required and when due pursuant to Section 5.2 and Section 5.3 of this Deed to fund the Foundation’s ongoing costs, Taxes and other expenses to perform its obligations under, or in relation to, the Constitutional Documents and any applicable law (“Costs”).  All transfers of funds will be non-refundable, provided however, that any balance of these funds that remains unused at the time of completion of the liquidation of the Foundation, together with all interest accrued, shall be distributed in accordance with Clause 8 of the Conditions of Administration.
5.2 As an advance payment for the funding obligations in accordance with Section 5.1, L1T shall, (i) within (3) three calendar days following the establishment of a bank account, by the Foundation or as otherwise agreed by the Parties, pay an amount of US$ 500,000 to an account designated by the Foundation and (ii) within (3) three calendar days following the issuance of the Depositary Receipts by the Foundation to L1T, pay an amount of US$ 9,500,000 to an account designated by the Foundation.
5.3 In addition to Section 5.2, it is hereby agreed and confirmed that L1T or a subsequent DR Holder shall pay such additional amounts as may be requested by the Foundation from time to time as are necessary or appropriate for the Foundation to fund its Costs, including, without limitation, expenses regarding any actions in respect of US Securities and Exchange Commission or any other regulatory filings and any contractual obligations of the Foundation to its Board Members; provided however, that L1T or a subsequent DR Holder obtains, prior to payment of any such additional amounts, a schedule which sets forth the reasonable ongoing costs, Taxes, and other expenses to which such additional amounts shall apply in the fair and reasonable judgment of the Foundation.
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5.4                 In the event that the Foundation is under an obligation to launch an MTO, pursuant to a binding, final and non-appealable judgement of a competent court to that effect, L1T or a subsequent DR Holder shall promptly upon request by the Foundation pay to the Foundation any additional amounts that the Foundation requires in connection with the MTO.
The amounts referred to in Sections 5.3 and 5.4 are hereafter also referred to as: the “Required Amount”.
5.5                 In the event that L1T or a subsequent DR Holder fails to comply with its obligation pursuant to this Section 5 within 30 days of the relevant request by the Foundation, the Foundation may:
(a)	sell all or part of the VimpelCom ADSs in an orderly fashion on the open market; and
(b)	set off (verrekenen) any payment obligation it has to L1T or a subsequent DR Holder, up to the Required Amount.
5.6 In the event of a Transfer of the Depositary Receipts, L1T or a subsequent DR Holder shall impose the obligations pursuant to this Section 5 on the transferee of the Depositary Receipts.
6.	Notices

Any notice or other communication in connection with this Deed shall be sufficiently given if in writing and personally delivered or sent by registered mail or courier addressed as follows or to such other address as the Parties shall have given notice of to each other pursuant to this Section 6:
If to L1T:

Maxime Nino
L1T VIP Holdings S.à r.l.
1-3 Boulevard de la Foire
L-1528
Luxembourg
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with a copy to:

Pranav Trivedi
Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS

If to the Foundation:

TMF
Herikerbergweg 238
Luna ArenA
1101 CM  Amsterdam

with a copy to:
Hans Witteveen
Stibbe
53 New Broad Street
London EC2M 1 JJ

7.	No Rescission

Each Party hereby irrevocably waives its respective rights to (i) rescind (ontbinden) this Deed in full or in part in accordance with Articles 6:265-272 DCC or on any other ground, (ii) annul (vernietigen) or seek annulment in legal proceedings of this Deed in full or in part in accordance with Article 6:228 DCC or on any other ground, or (iii) suspend (opschorten) any of its obligations under this Deed in accordance with Article 6:52 DCC or on any other ground, and each Party hereby accepts such waiver from the other Party.
8.	Amendments

This Deed may be amended, superseded or annulled only by a written instrument signed by duly authorized representatives of the Parties that expressly states that it is intended to amend, supersede or annul this Deed.
9.	No Assignment

No Party may assign (overdragen within the meaning of Title 4 of Book 3 of the DCC) or transfer, or otherwise create any encumbrance or security interest on, all or part of its rights and obligations under this Deed, without the prior written consent of the other Party, which it may withhold at its discretion.
10.	Enforceability

This Deed will be binding and enforceable between the Parties as of the moment that each of the Parties has signed this Deed.
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11.	No Third-Party Rights

This Deed (i) is intended solely for the benefit of the Parties and is not intended to confer any benefits upon, or create any rights in favor of, any other Person and (ii) does not contain any third party beneficiary clause (derdenbeding).
12.	Interpretation

12.1               Each Party acknowledges that each Party has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Deed and that it has executed this Deed with the advice of such counsel.  This Deed is to be interpreted and construed: (i) on the basis of its objective meaning (grammaticale uitleg) and (ii) without regard to any rule of law or any legal decision requiring construction or interpretation of any ambiguities against the Party drafting this Deed.
12.2               If in this Deed a Dutch term is placed in italics and in parentheses immediately following an English term, then the meaning of that Dutch term (under the laws of the Netherlands) prevails.
13.	Entire Agreement

This Deed constitutes the final agreement between the Parties.  It is the complete and exclusive expression of the Parties’ agreement on the matters contained in this Deed.  All prior and contemporaneous negotiations and agreements between the Parties on the matters contained in this Deed are merged into and superseded by this Deed.  The provisions of this Deed may not be explained, supplemented or qualified through evidence of trade usage, prior course of dealings or course of performance, usage of trade, or prior and contemporaneous negotiations and agreements.  In entering into this Deed, no Party has relied upon any statement, representation or agreement of another Party except for those contained in this Deed.
14.	Governing Law

This Deed is governed by the laws of the Netherlands.
15.	Submission to Jurisdiction

Each Party hereto submits to the exclusive jurisdiction of the District Court (rechtbank) of Amsterdam, the Netherlands, to settle any dispute, including any dispute relating to any non-contractual obligation, arising out of or in connection with this Deed.

THIS DEED HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THE DEED BY:

[Signature pages to follow]

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Signed by Maxime Nino for and on behalf of L1T VIP Holdings S.à r.l.	) ) )	/s/ Maxime Nino Manager

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Signed by C. H. Teschmacher for and on behalf of Stichting Administratiekantoor Mobile Telecommunications Investor and	) ) )	/s/ C. H. Teschmacher Chairman
Signed by M.W. Josephus Jitta for and on behalf of Stichting Administratiekantoor Mobile Telecommunications Investor	) ) )	/s/ M.W. Josephus Jitta Secretary

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Annex A

Copy of Conditions of Administration
DEED OF DETERMINING THE CONDITIONS	IJS/6010735/11027781
OF ADMINISTRATION OF	15-03-2016
STICHTING ADMINISTRATIEKANTOOR MOBILE	15
TELECOMMUNICATIONS INVESTOR

Today, the fifteenth of March two thousand and sixteen,
appeared before me, Tambina Jannie Geuze-Draaijer, prospective civil-law notary (kandidaat-notaris), acting as legal substitute (waarnemer) for Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam, in such capacity hereinafter referred to as “civil law notary”:
Silvia Rahel Catharina van Langelaar-Tegeler, care of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, born in Bant on the sixteenth of December nineteen hundred and seventy, in this matter acting as holder of a written power of attorney of:
the foundation (stichting) Stichting Administratiekantoor Mobile Telecommunications Investor, having its seat in Amsterdam, its address at 1101 CM Amsterdam, Herikerbergweg 238, Luna Arena, registered in the trade register under number 65286936 (the “Foundation”).

Power of attorney

./.                The power of attorney is evidenced by a private deed, which will be attached to this deed.

The appearing person, acting in her capacity indicated above, declared to determine by this deed the conditions under which the Foundation is willing to hold the Foundation ADSs (as defined below) against the issuance of Depositary Receipts (as defined below) and under which it will administer and manage the Foundation ADSs held by it and exercise all rights pertaining thereto.

1.	DEFINITIONS

1.1.	In these Conditions of Administration (as defined below), the following definitions will apply:

“Administration” (certificering): the combination of legal acts under which the Foundation ADSs will be held in administration by the Foundation against the issuance of Depositary Receipts under the Conditions of Administration, whereby the Depositary Receipts will correspond to the underlying Foundation ADSs, which may be apparent from the Depositary Receipts having the same nominal value, the same designation of class of Foundation ADSs and the same numbering;

“Administration Period”: a period of four calendar years, with the initial Administration Period commencing on the date of the issuance of the Depositary Receipts to the DR Holder;

“American Depositary Shares”: the securities created under the Deposit Agreement representing rights with respect to the Deposited Securities;

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“Articles of Association”: the articles of association of the Foundation (as may be amended from time to time);

“Board”: the board of the Foundation;

“Board Members”: the members of the Board;

“Bye-laws”: the bye-laws of the Company (as may be amended from time to time);

“Common Shares”: the common shares of par value one/tenth of one United States dollar cent (US$ 0.001) each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in the Bye-laws;

“Company”: VimpelCom Ltd., a public company, incorporated under the laws of Bermuda, with its address at Claude Debussylaan 88, 1082 MD Amsterdam and registered with the Dutch trade register under number 34374835, or its legal successors;

“Conditions of Administration”: these terms and conditions that control the relationship between the Foundation and the DR Holder, and under which the Foundation can acquire Foundation ADSs against the issuance of Depositary Receipts, and under which it will administer and manage the Foundation ADSs and exercise all rights pertaining to the Foundation ADSs;

“DCC”: the Dutch Civil Code (Burgerlijk Wetboek);

“Deposit Agreement”: the Deposit Agreement dated as of the twenty-sixth of March two thousand and ten among the Company, the Depositary and all owners and holders from time to time of the American Depositary Shares issued thereunder, as amended from time to time;

“Depositary”: The Bank of New York Mellon and any successor as depositary under the Deposit Agreement;

“Depositary Receipt” (certificaat): the registered right in the name of the DR Holder vis-à-vis the Foundation with respect to any Foundation ADS held by the Foundation;

“Deposited Securities”: the Shares and any other securities of the Company at such time deposited or deemed to be deposited under the Deposit Agreement;

“DR Holder” (certificaathouder): the holder of the Depositary Receipts;

“Foundation”: the foundation Stichting Administratiekantoor Mobile Telecommunications Investor, having its statutory seat in Amsterdam;

“Foundation ADSs”: the American Depositary Shares held in Administration on the terms and conditions set out in the Conditions of Administration against the issuance of Depositary Receipts;
“MTO”: a mandatory offer pursuant to section 16.1 of the Bye-laws;

“Person”: any individual, corporation, company, firm, partnership, joint venture, association, trust, unincorporated organisation or other entity;
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“Shares”: Common Shares in the share capital of the Company or securities that have been issued in exchange for such Common Shares;

“Taxes”: all taxes, including, without limitation, corporate income tax, wage withholding tax, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, other municipal taxes and duties, environmental taxes and duties, levied or imposed in the applicable jurisdiction at the national, autonomous community or local level as well as any contribution to any social security or employee or union social security scheme and any other payroll taxes, including fines, penalties, interest and surcharges;

“Termination Event”: as defined in clause 8.3 hereof; and

“Transfer”: with respect to any securities, rights, obligations or assets (including, for the avoidance of doubt, the Foundation ADSs and the Depositary Receipts), directly, in any manner whatsoever, in one transaction or a series of transactions (including, without limitation, by way of agreement, extraordinary dividend, liquidation, legal merger, legal division, plan, scheme of arrangement or otherwise), selling, transferring, granting options or rights over, granting any pledge, right of usufruct, mortgage or other security interest on or otherwise encumbering, disposing of, distributing, delegating, or in any other way transferring any such securities, rights, obligations or assets or any direct interest or right therein or thereon, including, without limitation, by means of one or more derivative transactions.

1.2.	The definitions set out in clause 1.1 apply to both the singular and plural of the concepts defined. All references to ‘‘clauses” will be deemed to make a reference to clauses in these Conditions of Administration, unless indicated otherwise or appearing otherwise from the context.

1.3.	The provisions of these Conditions of Administration shall apply to each and all outstanding Depositary Receipts.

2.	DEPOSITARY RECEIPTS

2.1.	The Foundation may only acquire Foundation ADSs against the issuance of Depositary Receipts.

2.2.	The Foundation shall issue one Depositary Receipt for every Foundation ADS it acquires, numbered in the same manner as the Foundation ADS against which the Depositary Receipt is issued. The nominal value of the Depositary Receipts shall be equal to the nominal value of the Foundation ADSs for which they are issued. The Foundation may only acquire fully paid up Foundation ADSs.
If the Foundation ADSs are not numbered, the Foundation is authorised to provide each Foundation ADS with a number for registration purposes in the register of the DR Holder.
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2.3.	By acquiring the Depositary Receipts the DR Holder accepts the Conditions of Administration and shall be bound thereto.

2.4.	The Depositary Receipts shall be issued in registered form. No certificates (certificaatbewijzen) shall be issued for the Depositary Receipts.

2.5.	No DR Holder shall have a statutory right of pledge on the Foundation ADSs as referred to in Article 3:259 of the DCC.

3.	REGISTER OF THE DR HOLDER

3.1.	The Board shall keep a register in which the name, bank account number and address of the DR Holder shall be recorded, specifying from time to time the number of Depositary Receipts to which the DR Holder is entitled, and the date on which it acquired the Depositary Receipts.

3.2.	The register of the DR Holder shall be kept regularly updated. The registrations in and copies of and extracts from the register of the DR Holder can be signed by each Board Member.

3.3.	The DR Holder shall provide the Foundation with its address and bank account number and is obliged to keep the Foundation informed of any changes thereto.

3.4.	The Board will, at the DR Holder’s request, provide the DR Holder with an extract of the registration in the register of the DR Holder with respect to its Depositary Receipts.

3.5.	All convocations and announcements to the DR Holder shall be made in writing to its address as recorded in the register of the DR Holder.

3.6.	If the DR Holder has also provided the Foundation with its electronic address, requesting to include such address in the register of the DR Holder together with the other information referred to in clause 3.1, that electronic address is deemed to be provided for it to be used to receive all announcements, notifications and notices electronically.

4.	TRANSFER OF DEPOSITARY RECEIPTS

4.1.	The Depositary Receipts may be Transferred freely, provided that the DR Holder Transfers no less than all Depositary Receipts at the same time in one transaction and provided that prior to such transaction the DR Holder and the transferee of the Depositary Receipts shall discharge all Board Members from any and all liability.

4.2.	In the event of a Transfer of the Depositary Receipts in accordance with clause 4.1, the DR Holder shall impose all its obligations with respect to Depositary Receipts on the transferee of the Depositary Receipts, including, for the avoidance of doubt, any obligations of the DR Holder under the deed of transfer pursuant to which the DR Holder acquired the Depositary Receipts.
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4.3.	The Transfer of the Depositary Receipts in accordance with clause 4.1 requires a private deed to that effect and a notification to the Foundation.

5.	LIMITED RIGHTS ON DEPOSITARY RECEIPTS

The Depositary Receipts may not be encumbered with a right of pledge or a right of usufruct.

6.	DISTRIBUTIONS

6.1.	All payments on the Foundation ADSs shall accrue to the DR Holder, with due observance of the provisions of this clause 6.

6.2.	The Foundation shall immediately collect all dividends and other distributions on the Foundation ADSs, whether in cash or in kind. Upon receipt thereof, after deduction of costs and Taxes, it shall forthwith make payable a corresponding dividend or distribution to the DR Holder to the bank account numbers recorded in the register of the DR Holder.

For American Depositary Shares that the Foundation acquires as bonus shares, by way of stock dividend or otherwise, a corresponding amount of Depositary Receipts shall be issued to the DR Holder, and such American Depositary Shares shall remain with the Foundation in Administration. Any distributions by way of an additional payment on the American Depositary Shares (bijschrijving) shall be made accordingly by way of an additional payment on the Depositary Receipts.

6.3.	The DR Holder shall be notified in writing that a distribution shall be made payable, under specification of the manner in which it can collect the distribution.

6.4.	All distributions made to the DR Holder are subject to the condition that if and to the extent the Foundation is held to refund the amount or the value of the distribution, or a part thereof, to the Company, a corresponding obligation shall exist for the DR Holder vis-à-vis the Foundation in the same form and for the same amount, with a maximum of the amount or value as received by the DR Holder.

Similarly, if, and to the extent that, the Foundation should have withheld any Taxes or other amounts on a distribution made to the DR Holder but failed to do so, the DR Holder shall have an obligation vis-à-vis the Foundation to refund such amount of Taxes or other amounts to the Foundation.

6.5.	In the event that the Company makes a distribution on Shares in cash or in kind at the election of the holder of the Shares, the Foundation may elect to have the distribution made in the manner that the Board determines in its sole discretion, and the Foundation shall make a corresponding distribution to the DR Holder, subject to clause 6.2.

6.6.	Any final distribution paid on the Foundation ADSs in the event of a voluntary or mandatory winding-up and dissolution of the Company shall be distributed by the Foundation to the DR Holder subject to any rights of the Foundation under the deed of transfer pursuant to which the Foundation acquired the Foundation ADSs immediately in exchange for cancellation of the Depositary Receipts. The Foundation may in its discretion make provisional distributions as an advance payment on any final distribution made pursuant to this clause 6.6.
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7.	EXERCISE OF SHAREHOLDER RIGHTS

The Foundation shall exercise all rights pertaining to the Foundation ADSs, including exercising the right to vote the Foundation ADSs at any general or special general meeting of the Company or in any other circumstance when shareholders of the Company are to exercise voting rights and the right to dispose of the Foundation ADSs, in accordance with the Articles of Association, in such way as the Board deems fit, in its sole discretion, and shall take all action as is necessary or appropriate in connection with any such exercise of voting rights, including providing to the Depositary any proxy or other indication of its vote.

The Foundation shall not seek direction from, or be directed by, or consult with, the DR Holder or any of its officers, directors, employees or affiliates with respect to exercising the right to vote the Foundation ADSs or the right to dispose of the Foundation ADSs to any third party.

8.	DURATION AND TERMINATION OF ADMINISTRATION

8.1.	Subject to the Administration being terminated early pursuant to clause 8.3, the Administration of the Foundation ADSs shall continue for a full Administration Period and such additional time as is necessary to dispose of any Foundation ADSs as provided in clause 8.2. In the period from one hundred and eighty (180) days to ninety (90) days prior to the end of any Administration Period, the DR Holder shall be entitled, by written notice to the Foundation, to require that the Administration of Foundation ADSs continue for another Administration Period. The DR Holder shall not be entitled to terminate the Administration of the Foundation ADSs.

8.2.	Upon the end of the Administration Period or early termination of the Administration pursuant to clause 8.3, if the Foundation holds any Foundation ADSs, the Foundation, as soon as practicably possible, shall dispose of the Foundation ADSs.

8.3.	The Board shall terminate the Administration of the Foundation ADSs upon the occurrence of any of the events in this clause 8.3(a) and 8.3(b) (each, a “Termination Event”), the occurrence of which shall be determined by the Board, in its sole discretion, by way of a unanimous resolution:

(a)	the Foundation no longer holds any Foundation ADSs; or

(b)	the Foundation is required by a binding, final and non-appealable judgement of a competent court to launch an MTO.
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8.4.	When the Administration of the Foundation ADSs is terminated, upon the end of the Administration Period or early termination of the Administration pursuant to clause 8.3, the Foundation shall immediately distribute to the DR Holder, and the DR Holder (in exchange for cancellation of the Depositary Receipts issued for the Foundation ADSs) shall accept, such cash amount as is then held by the Foundation subsequent to its disposal of the Foundation ADSs.

8.5.	Any assets remaining following the termination of the Administration and the dissolution and liquidation of the Foundation shall be distributed to the DR Holder under the obligation of the DR Holder to accept and assume any and all remaining liabilities of the Foundation.

9.	AMENDMENT OF THE CONDITIONS OF ADMINISTRATION

9.1.	The Board, acting by unanimous consent of all members in office and there being no vacancies on the Board, may resolve to amend the Conditions of Administration with due observance of the provision of the Articles of Association; provided, however, that a resolution to amend the Conditions of Administration is subject to the prior approval of the DR Holder.

If one or more Board Members have a direct or indirect conflict of interest with the Foundation regarding the amendment of the Conditions of Administration, clause 7.4 of the Articles of Association will apply accordingly. The nature of the conflict of interest of the Board Member or Board Members concerned and the substantiation for adopting the resolution concerned will then be clearly recorded and expressed to the DR Holder when applying for its approval.

9.2.	The DR Holder cannot unilaterally amend or instruct the Board to amend the Conditions of Administration.

10.	APPLICABLE LAW

10.1.	The entire relationship between the Foundation and the DR Holder, as set out in the Articles of Association, this deed and any and all other agreements and documents related to the Administration of the Foundation ADSs, and the enforcement of any of these documents shall be governed by Dutch law without regard to any conflict of law-rules under Netherlands private international law.

10.2.	All disputes arising out of or in connection with this deed and the Administration of the Foundation ADSs shall in the first instance be submitted to the court of first instance (rechtbank) in Amsterdam, the Netherlands and shall not be submitted to any other court, without prejudice to the right of appeal (hoger beroep) and cassation (cassatie).

Final clause
This deed was executed in Amsterdam today.

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The substance of this deed was stated and explained to the appearing person.
The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.
Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at three hours twenty-nine minutes post meridiem.
(Signed): S.R.C. van Langelaar-Tegeler, T.J. Geuze-Draaijer.

Issued FOR CERTIFIED COPY by me,
Tambina Jannie Geuze-Draaijer, prospective
civil-law notary, acting as legal substitute
for Paul Hubertus Nicolaas Quist, civil-law
notary in Amsterdam.
Amsterdam, 15 March 2016.

/s/ Tambina Jannie Geuze-Draaijer

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Annex B

Agreed Form of Transfer Request Form
[REDACTED]

EXHIBIT B

DEED OF INCORPORATION AND ARTICLES OF ASSOCIATION
[SEAL]
CERTIFICATE
I, Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam, solely relying on information provided by the Dutch trade register today and without having conducted any further investigation, hereby certify as follows:
•	the articles of association of the foundation (stichting) Stichting Administratiekantoor Mobile Telecommunications Investor, having its seat in Amsterdam, its address at 1101 CM Amsterdam, Herikerbergweg 238, Luna ArenA, registered in the Dutch trade register under number 65286936, were established by deed of incorporation, executed on 8 February 2016 before me, civil-law notary (the “Deed”);
•	attached to this certificate is a certified copy of the Deed together with an unofficial English translation thereof;
•	in the English translation, efforts have been made to translate as literally as possible; inevitably, differences may occur in translating and if so, the Dutch text will prevail.
Signed in Amsterdam on 9 February 2016.
/s/ Paul Hubertus Nicolaas Quist
Paul Hubertus Nicolaas Quist

[NOTARIAL SEAL]

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DEED OF INCORPORATION AND ARTICLES OF ASSOCIATION OF STICHTING ADMINISTRATIEKANTOOR MOBILE TELECOMMUNICATIONS INVESTOR (unofficial translation)	IJS/6010735/11027708 05-02-2016 11

Today, the eighth of February two thousand and sixteen, appeared before me, Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam:
Silvia Rabel Catharina van Langelaar-Tegeler, care of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, born in Bant on the sixteenth of December nineteen hundred and seventy, in this matter acting as holder of a written power of attorney of:
(1)	Paola Bergamaschi, residing at 13 Royal Crescent, W11 4SL London, United Kingdom born in Milan on the fifth of June nineteen hundred and sixty-one, married, and holder of an Italian passport number YA8444556;
(2)	Marius Willem Josephus Jitta, residing at 1151 AM Broek in Waterland, Roomeinde 37, born in Wassenaar on the fourth of February nineteen hundred and forty-six, married, and holder of a Dutch identity card with number IS684C7K5; and
(3)	Carel Heino Teschmacher, residing at 22 Broomfield Ride, KT22 0LW, Oxshott, Surrey, United Kingdom, born in Rotterdam on the twentieth of November nineteen hundred and fifty-six, married, and holder of a Dutch passport with number BEBKCDRLl,
(the “Incorporators”).
Powers of attorney
The power of attorney is evidenced by one (1) private deed, which will be attached hereto.
The appearing person, acting in her capacity indicated above, declared to incorporate a foundation (stichting) on behalf of the Incorporators, which shall be governed by the following articles of association:
1.	DEFINITIONS
1.1
In these articles of association, the following definitions will apply:

“Administration” (certificering): the combination of legal acts under which the Foundation ADSs will be held in administration by the Foundation against the issuance of Depositary Receipts under the Conditions of Administration, whereby the Depositary Receipts will correspond to the underlying Foundation ADSs, which may be apparent from the Depositary Receipts having the same nominal value, the same designation of class of Foundation ADSs and the same numbering;

“Affiliate”: with respect to any Person, shall mean any other Person from time to time

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controlling, controlled by or under common control with such first Person, whereby “control” means the power (i) to vote in respect of share capital or other ownership interests having voting power to elect a majority of the directors of such Person or other Persons performing similar functions for such Person, or (ii) to direct the business activities of such Person, including Persons in a directorship or executive or officer position for such Person;
“American Depositary Shares”: the securities created under the Deposit Agreement representing rights with respect to the Deposited Securities;
“Board”: the board of the Foundation;
“Board Members”: the members of the Board;
“Bye-laws”: the bye-laws of the Company (as may be amended from time to time);
“Common Shares”: the common shares of par value US$0.001 each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in the Bye-laws;
“Company”: VimpelCom Ltd., a public company, incorporated under the laws of Bermuda, with its address at Claude Debussylaan 88, 1082 MD Amsterdam and registered with the Dutch trade register under number 34374835, or its legal successors;
“Conditions of Administration”: the terms and conditions that control the relationship between the Foundation and the DR Holder, and under which the Foundation can acquire Foundation ADSs against the issuance of Depositary Receipts, and under which it will administer and manage the Foundation ADSs and exercise all rights pertaining to the Foundation ADSs;
“Convertible Preferred Shares”: the convertible preferred shares of par value US$0.001 each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in the Bye-laws;
“DCC”: the Dutch Civil Code (Burgerlijk Wetboek);
“Deposit Agreement”: the Deposit Agreement dated as of March 26, 2010 among the Company, the Depositary and all owners and holders from time to time of the American Depositary Shares issued thereunder, as amended from time to time;
“Depositary”: The Bank of New York Mellon and any successor as depositary under the Deposit Agreement;
“Depositary Receipt” (certificaat): the registered right in the name of the DR Holder vis-à-vis the Foundation with respect to any Foundation ADS held by the Foundation;
“Deposited Securities”: the shares and any other securities of the Company at such

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time deposited or deemed to be deposited under the Deposit Agreement;
“DR Holder” (certificaathouder): the holder of the Depositary Receipts;
“Foundation”: the foundation Stichting Administratiekantoor Mobile Telecommunications Investor, having its statutory seat in Amsterdam against the issuance of Depositary Receipts;
“Foundation ADSs”: the American Depositary Shares held in administration on the terms and conditions set out in the Conditions of Administration;
“Independent Director”: a director to whom, or to any spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law, of whom, each of the following criteria does not apply:
(1)	has been an employee or member of the board of directors, management board, supervisory board, advisory board or other equivalent board of any of (i) the DR Holder or a former DR Holder, (ii) the Company or (iii) any of their respective Affiliates or ultimate beneficial owners in the five (5) years prior to the appointment of the director concerned;
(2)	has had a business relationship with the DR Holder or a former DR Holder, the Company or any of their respective Affiliates or ultimate beneficial owners in the year prior to the appointment of the director concerned, including in cases where the director has acted as an adviser to the respective entity;
(3)	holds any interest or securities in the DR Holder or a former DR Holder, the Company (other than through the Foundation) or any of their respective Affiliates; and
(4)	has a personal interest in the objectives of the Foundation;
“Person”: any individual, corporation, company, firm, partnership, joint venture, association, trust, unincorporated organisation or other entity; and
“Shares”: Common Shares and Convertible Preferred Shares in the share capital of the Company or securities that have been issued in exchange for such Common Shares and Convertible Preferred Shares.
1.2	The definitions of clause 1.1 apply to both the singular and plural of the concepts defined.
All references to “clauses” will be deemed to make a reference to clauses in these articles of association, unless indicated otherwise or appearing otherwise from the context.
2.	NAME AND SEAT
2.1	The name of the foundation is: Stichting Administratiekantoor Mobile

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Telecommunications Investor.
2.2	The Foundation has its seat in Amsterdam.
3.	OBJECTIVES
3.1	The objectives of the Foundation are:
(a)	to acquire and thereafter administer the Foundation ADSs against the issuance of Depositary Receipts or otherwise acquire Foundation ADSs or Shares if so ordered by a competent judicial or regulatory authority;
(b)	to exercise the power to vote or direct the voting of, or dispose or direct the disposition of, the Foundation ADSs and to do so independently of any other Person and without any purpose of changing or influencing the control or ownership of the Company, or in connection with or as a participant in any transaction having such purpose or effect;
(c)	to administer any other assets held by the Foundation or distributed to the Foundation in connection with its ownership of Foundation ADSs, including, but not limited to, any distribution paid on or payments made or received in respect of the Foundation ADSs (including, but not limited to, any proceeds resulting from the sale of the Foundation ADSs) and the remittance of any such distributions or payments to the DR Holder; and
(d)	to undertake all that is connected to the foregoing or in furtherance thereof, all in the broadest sense of the words and pursuant to the provisions of these articles of association and the Conditions of Administration.
3.2	The Foundation can exercise all rights pertaining to the Foundation ADSs. The Foundation, subject to any rights of the Foundation under the deed of transfer pursuant to which the Foundation acquired the Foundation ADSs, will immediately distribute the proceeds from the transfer of a Foundation ADS it holds to the DR Holder in exchange for the cancellation of the Depositary Receipt issued for such Foundation ADS. The Foundation shall forthwith forward each dividend payment received by it, and all other payments in whatever form (including pursuant to clause 6.2 of the Conditions of Administration), including but not limited to liquidation payments, to the DR Holder entitled thereto in accordance with the provisions of, and subject to the limitations set out in these articles of association and the Conditions of Administration.
3.3	The Foundation is not authorised to vest any encumbrance or other limitation on rights on the Foundation ADSs.
3.4	The Foundation may only end the Administration of the Foundation ADSs in accordance with the Conditions of Administration.
3.5	The Board is not authorized to enter into agreements to acquire, dispose of or

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encumber registered property, or to engage in agreements in which the Foundation binds itself as a guarantor (borg) or as a joint and several debtor (hoofdelijk medeschuldenaar), nor can the Foundation warrant the performance of a third party or provide security for a debt of a third party.
4.	CONDITIONS OF ADMINISTRATION
4.1	The Foundation shall determine the Conditions of Administration by notarial deed.
4.2	The Foundation can only amend the Conditions of Administration by a notarial deed, with due observance of the provisions of the Conditions of Administration and these articles of association as these read at the time of the amendment.
5.	APPOINTMENT, SUSPENSION AND DISMISSAL OF BOARD MEMBERS
5.1	The Foundation shall be managed by the Board, which will consist of three (3) individuals. The Board Members shall be appointed by the Board.
5.2	All Board Members shall be natural persons who meet the requirements for being deemed an Independent Director and have the requisite professional acumen, competencies and experience relevant to an understanding of the Company’s business and the fulfilment of the duties and responsibilities expected of a Board Member.
5.3	The Board shall elect a chairman, a secretary and a treasurer from among its members. One Board Member may act as both secretary and treasurer.
5.4	The Board Members are entitled to compensation commensurate with their requisite level of professional acumen, competencies and experience.
5.5	Board Members shall be appointed for an indefinite period of time.
5.6	The Board is authorised to suspend a Board Member.
A resolution to suspend a Board Member may only be adopted in a Board meeting in which all Board Members are present or represented. If the Board Member that is nominated to be suspended is not present or represented in this meeting, the resolution can nevertheless be adopted, if such Board Member has been informed of the intended suspension in a timely manner, stating the reasons therefor.
A suspension, including any extensions, may not last longer than three months. However, if it is decided to dismiss the Board Member, the suspension period can be extended until the dismissal comes into effect.
5.7	A Board Member shall retire:
(a)	by voluntary resignation;
(b)	by death;
(c)	by dismissal granted by the Board;
A resolution to dismiss a Board Member may only be adopted in a Board meeting in which all Board Members are present or represented. If the Board Member that is nominated to be dismissed, is not present or represented in

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this meeting, the resolution can nevertheless be adopted, if such Board Member has been informed of the intended dismissal in a timely manner, stating the reasons therefor;
(d)	following dismissal ordered by the competent court;
(e)	if and when a Board Member loses the free disposition over his assets;
(f)	in the event a Board Member no longer meets the requirements set out in clause 5.2 of these articles of association; or
(g)	in the events provided for by law.
5.8	In the event that one or more Board Members resigns or retires from the Board or otherwise is absent or prevented from acting, including in the event of a conflict of interest with the Foundation, the Board shall remain a competent corporate body and the remaining Board Members or the sole remaining Board Member shall be charged with the management of the Foundation including the authority to adopt resolutions, without prejudice to the obligation to fill a vacancy or vacancies as soon as possible.
5.9	In the event that all Board Members resign or retire from the Board, a majority of the members of the supervisory board of the Company who are not and have not at any time been Affiliated with a shareholder of the Company owning more than 5% of the voting securities in the Company, shall appoint one or more persons meeting the requirements set out in clause 5.2 of these articles of association as Board Members.
If a vacancy is not filled within three months, from when the Board requests the Company to fill the vacancy pursuant to this clause 5.9, the Public Prosecutor (openbaar ministerie) may request the competent court to appoint a Board Member.
6.	BOARD MEETINGS
6.1	The Board shall hold a meeting at least once a year, each time that a general or special general meeting of shareholders of the Company is convened or in any other circumstance when shareholders of the Company are to exercise voting rights and each time that a Board Member deems useful.
6.2	Board meetings called in relation to general meetings or special general meetings of shareholders of the Company or Board meetings called in any other circumstance when shareholders of the Company are to exercise voting rights shall take place following publication of the agenda for such general meeting and in sufficient time for the Board to cause the Foundation to vote the Foundation ADSs at said general meeting.
6.3	A Board meeting shall be convened by the chairman, or by the secretary on his or her behalf. Each Board Member is authorised to request a Board meeting.
If the chairman does not follow up a request from a Board Member to convene a meeting to be held within ten (10) business days, the Board Member who requested

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the meeting to be held will be authorised to convene the meeting him or herself.
6.4	The meeting shall be convened by a notice letter in writing, including all means of transfer of text, including electronically, stating the matters to be discussed. The notice letter shall be sent at least seven (7) days prior to the day of the meeting, unless such notice period is unanimously waived in writing by all Board Members.
The notice period can be shortened to three (3) days in urgent cases, to be determined by the chairman.
6.5	Board meetings shall be held in the Netherlands.
6.6	Each Board Member may only be represented at a Board meeting by another Board Member, duly authorised for each particular meeting.
6.7	In a Board meeting in which all Board Members are present or represented, valid resolutions may be adopted, even if one or more of the conditions mentioned in clause 6.4 have not been observed.
6.8	The meeting shall be chaired by the chairman of the Board. If he or she is not present, the Board Members present or represented at the meeting will appoint the chairman of the meeting.
6.9	Minutes shall be kept of all matters transacted in a meeting by the secretary or another person appointed for that purpose by the chairman of the meeting.
The minutes of the meeting shall be adopted by the Board. In evidence of the adoption, the minutes shall be signed by the chairman of the meeting and the person keeping the minutes.
7.	DECISION MAKING PROCESS OF THE BOARD
7.1	Each Board Member may cast one vote.
7.2	All votes will be held orally, unless the chairman of the meeting proposes to vote in a different manner and none of the persons present objects to that proposal.
7.3	Unless the law or these articles of association require a quorum and/or a larger majority, resolutions of the Board shall be adopted by a majority of the votes validly cast by all Board Members in office.
In the case of a tie in voting, the proposal is deemed to be rejected.
Blank votes and invalid votes shall be considered null and void.
7.4	A Board Member may not participate in the deliberations and the decision-making process of the Board concerning any subject in which this Board Member has a direct or indirect personal interest which conflicts with the interest of the Foundation. In such event, the other Board Members shall be authorised to adopt the resolution, and the conflicted Board Member shall be deemed not to be in office.
If all Board Members have a conflict of interest as referred to above, the Board Members are still authorised to adopt the resolution provided that the nature of the

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conflict of interest and the substantiation for adopting the resolution concerned are clearly recorded in writing.
7.5	If these articles of association provide that in order for a resolution to be valid, all Board Members must be present or represented in a Board meeting, and not all Board Members are present or represented in that meeting, then a second meeting may be held not sooner than one week and not later than three weeks after the first meeting, in which second Board meeting valid resolutions may be adopted, with at least one Board Member present or represented in that meeting.
In the notice letter convening the second meeting, it must be specified that and why resolutions can be adopted irrespective of the number of Board Members present or represented in the meeting.
7.6	Subject to the provisions of clause 11 of these articles of association and clause 9 of the Conditions of Administration, resolutions of the Board providing for:
(a)	complete or partial cancellation or termination of Depositary Receipts issued by the Foundation or the determination that an event has occurred that should lead to such cancellation or termination in accordance with the Conditions of Administration;
(b)	amendment of these articles of association; and
(c)	amendment of the Conditions of Administration;
shall be adopted unanimously in a meeting in which all Board Members who do not have a direct or indirect personal interest which conflicts with the interest of the Foundation are present or represented.
Resolutions of the Board to exercise voting rights on Shares in the Company (including by proxy in respect of the Foundation ADSs) shall be adopted by a majority of the votes validly cast by all Board Members in office.
7.7	The Board may also adopt resolutions without convening a Board meeting by unanimous written resolution executed by the Board Members, provided that none of the Board Members has objected to this process of decision making.
8.	REPRESENTATION
8.1	The Board shall represent the Foundation, to the extent that the law does not provide otherwise.
8.2	The authority to represent the Foundation is also vested in two Board Members acting jointly.
8.3	In the event of a direct or indirect conflict of interest between the Foundation and one or more Members of the Board, clauses 8.1 and 8.2 shall continue to apply.
9.	FINANCIAL YEAR, FINANCIAL ACCOUNTS
9.1	The financial year of the Foundation shall be the calendar year.

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9.2	The Board must keep records of the equity position of the Foundation and of anything regarding the activities thereof, in accordance with the requirements arising from these activities, and to keep the relevant books, records and any other data carriers in such a manner that the rights and obligations of the Foundation can be assessed at any time.
9.3	Within five months following the close of each financial year, the financial accounts, consisting of a balance sheet, a profit and loss account, and a statement of assets and liabilities including explanatory notes (the “Financial Accounts”) shall be drawn up in writing.
A copy of these documents will be provided to the DR Holder upon its request at no cost.
9.4	If the Board so desires, the annual accounts shall be audited by an expert who will be designated by the Board.
The designated expert may inspect the books of the Foundation and shall inform the Board in writing of his findings.
9.5	The annual accounts shall be adopted by the Board.
After the proposal to adopt the annual accounts has been dealt with, the proposal whether or not to discharge the Board Members shall be discussed by the Board. Such discharge shall relate to the conduct of management by the Board Members during the relevant financial year, as far as such has become apparent from the Financial Accounts and all that has been said in relation thereto in the Board meeting.
9.6	The Board shall keep the books, records and other data carriers with due observance of the period referred to in Article 2:10 of the DCC.
10.	INDEMNIFICATION OF MEMBERS OF THE BOARD
10.1	The Foundation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, any Person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such Person is or was a Board Member, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Person, provided that there shall be no entitlement to indemnification if and only to the extent it has been definitively established:
(a)	that the act or failure to act of the indemnified Person is characterized as willful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct;
(b)	that the losses of the indemnified Person are covered by insurance and the insurer has actually and unconditionally paid such losses, or reimbursed the indemnified Person for such losses; or
(c)	that the losses relate to proceedings aimed at pursuing a claim on his own personal behalf that are wholly unrelated to his position or service as a Board Member.
10.2	The Foundation shall enter into separate indemnification agreements with its Board Members.

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10.3	The Foundation shall provide for directors liability insurance coverage for the benefit of the current and former Board Members.
11.	AMENDMENT OF THE ARTICLES OF ASSOCIATION
11.1	Subject to the following sentence, the Board is authorised to amend these articles of association.
A resolution to amend these articles of association shall be unanimously adopted in a meeting in which all Board Members are present or represented. Such resolution of the Board is subject to the approval of the DR Holder. If one or more Board Members has a direct or indirect conflict of interest with the Foundation regarding the amendment of the articles of association, clause 7.4 will apply accordingly. The nature of the conflict of interest of the Board Member or Board Members concerned and the substantiation for adopting the resolution concerned will then be clearly recorded and expressed to the DR Holder when applying for its approval.
11.2	Each Board Member is authorised to have the notarial deed of amendment of these articles of association executed.
12.	DISSOLUTION AND LIQUIDATION
12.1	Upon termination of the Administration pursuant to clause 8 of the Conditions of Administration, the Board is authorised to dissolve the Foundation, provided that a resolution to that effect may not be adopted as long as the Foundation holds Foundation ADSs.
A resolution to dissolve the Foundation shall be unanimously adopted in a meeting in which all Board Members who do not have a direct or indirect conflict of interest with the Foundation are present or represented. Clause 7.4 will apply accordingly.
12.2	The liquidation shall be effected by the Board, unless the Board or the Court appoints one or more other liquidators.
12.3	The Foundation shall continue to exist after its dissolution, if and to the extent necessary to effect the liquidation. During the liquidation, these articles of association shall remain effective to the extent possible.
12.4	Any cash or other proceeds (including any rights to deferred payment of any proceeds) resulting from a sale of the Foundation ADSs shall, subject to any rights of the Foundation under the deed of transfer pursuant to which the Foundation acquired the Foundation ADSs, be immediately transferred to the DR Holder in exchange for cancellation of the Depositary Receipts issued for such Foundation ADSs. Any remaining assets of the dissolved Foundation after satisfaction of all liabilities in accordance with the Conditions of Administration shall be transferred to the DR Holder at the time, or just prior to, dissolution of the Foundation (on a pro rata basis if and to the extent applicable).

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12.5	After the liquidation has been completed, the books, records and other data carriers of the dissolved Foundation shall remain in the possession of a registrar to be appointed for that purpose by the Board for the period of time provided by law.
13.	UNFORESEEN CIRCUMSTANCES
The Board shall decide on any matter not covered by law or by these articles of association.
14.	INITIAL FINANCIAL YEAR
The Foundation’s initial financial year shall end on the thirty-first of December two thousand and sixteen.
This clause, including its heading, shall lapse after expiration of the first financial year.
Final statements
At incorporation, the Board shall consist of three (3) Board Members. The following persons have been appointed as the Foundation’s initial Board Members:
(1) Paola Bergamaschi, as Treasurer;
(2) Marius Willem Josephus Jitta, as Secretary; and
(3) Carel Heino Teschmacher, as Chairman.
Final clause
This deed was executed today in Amsterdam.
The substance of this deed was stated and explained to the appearing person.
The appearing person declared not to require a full reading of the deed, and has taken note of the contents of this deed and consented to it.
Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing person and myself, civil-law notary, at two hours fourteen minutes post meridiem.

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EXHIBIT C

TERMS AND CONDITIONS OF ADMINISTRATION (ADMINISTRATIEVOORWAARDEN) OF THE AMERICAN DEPOSITARY SHARES
DEED OF DETERMINING THE CONDITIONS OF ADMINISTRATION OF STICHTING ADMINISTRATIEKANTOOR MOBILE TELECOMMUNICATIONS INVESTOR	IJS/6010735/11027781 15-03-2016 15

Today, the fifteenth of March two thousand and sixteen, appeared before me, Tambina Jannie Geuze-Draaijer, prospective civil-law notary (kandidaat-notaris), acting as legal substitute (waarnemer) for Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam, in such capacity hereinafter referred to as “civil-law notary”:
Silvia Rahel Catharina van Langelaar-Tegeler, care of Stibbe, Strawinskylaan 2001, 1077 ZZ Amsterdam, born in Bant on the sixteenth of December nineteen hundred and seventy, in this matter acting as holder of a written power of attorney of:
the foundation (stichting) Stichting Administratiekantoor Mobile Telecommunications Investor, having its seat in Amsterdam, its address at 1101 CM Amsterdam, Herikerbergweg 238, Luna Arena, registered in the trade register under number 65286936 (the “Foundation”).
Power of attorney
The power of attorney is evidenced by a private deed, which will be attached to this deed.
The appearing person, acting in her capacity indicated above, declared to determine by this deed the conditions under which the Foundation is willing to hold the Foundation ADSs (as defined below) against the issuance of Depositary Receipts (as defined below) and under which it will administer and manage the Foundatoin ADSs held by it and exercise all rights pertaining thereto.
1.	DEFINITIONS
1.1	In these Conditions of Administration (as defined below), the following definitions will apply:
“Administration” (certificering): the combination of legal acts under which the Foundation ADSs will be held in administration by the Foundation against the issuance of Depositary Receipts under the Conditions of Administration, whereby the Depositary Receipts will correspond to the underlying Foundation ADSs, which may be apparent from the Depositary Receipts having the same nominal value, the same designation of class of Foundation ADSs and the same numbering;
“Administration Period”: a period of four calendar years, with the initial Administration Period commencing on the date of the issuance of the Depositary Receipts to the DR Holder;
“American Depositary Shares”: the securities created under the Deposit Agreement representing rights with respect to the Deposited Securities;

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“Articles of Association”: the articles of association of the Foundation (as may be amended from time to time);
“Board”: the board of the Foundation;
“Board Members”: the members of the Board;
“Bye-laws”: the bye-laws of the Company (as may be amended from time to time);
“Common Shares”: the common shares of par value one/tenth of one United States dollar cent (US$ 0.001) each (or such other par value as may result from any reorganisation of capital) in the capital of the Company, having the rights and being subject to the restrictions set out in the Bye-laws;
“Company”: VimpelCom Ltd., a public company, incorporated under the laws of Bermuda, with its address at Claude Debussylaan 88, 1082 MD Amsterdam and registered with the Dutch trade register under number 34374835, or its legal successors;
“Conditions  of Administration”: these terms and conditions that control the relationship between the Foundation and the DR Holder, and under which the Foundation can acquire Foundation ADSs against the issuance of Depositary Receipts, and under which it will administer and manage the Foundation ADSs and exercise all rights pertaining to the Foundation ADSs;
“DCC”: the Dutch Civil Code (Burgerlijk Wetboek);
“Deposit Agreement”: the Deposit Agreement dated as of the twenty-sixth of March two thousand and ten among the Company, the Depositary and all owners and holders from time to time of the American Depositary Shares issued thereunder, as amended from time to time;
“Depositary”: The Bank of New York Mellon and any successor as depositary under the Deposit Agreement;
“Depositary Receipt” (certificaat): the registered right in the name of the DR Holder vis-à-vis the Foundation with respect to any Foundation ADS held by the Foundation;
“Deposited Securities”: the Shares and any other securities of the Company at such time deposited or deemed to be deposited under the Deposit Agreement;
“DR Holder” (certificaathouder): the holder of the Depositary Receipts;
“Foundation”: the foundation Stichting Administratiekantoor Mobile Telecommunications Investor, having its statutory seat in Amsterdam;
“Foundation ADSs”: the American Depositary Shares held in Administration on the terms and conditions set out in the Conditions of Administration against the issuance of Depositary Receipts;
“MTO”: a mandatory offer pursuant to section 16.1 of the Bye-laws;
“Person”: any individual, corporation, company, firm, partnership, joint venture,

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association, trust, unincorporated organisation or other entity;
“Shares”: Common Shares in the share capital of the Company or securities that have been issued in exchange for such Common Shares;
“Taxes”: all taxes, including, without limitation, corporate income tax, wage withholding tax, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, other municipal taxes and duties, environmental taxes and duties, levied or imposed in the applicable jurisdiction at the national, autonomous community or local level as well as any contribution to any social security or employee or union social security scheme and any other payroll taxes, including fines, penalties, interest and surcharges;
“Termination Event”: as defined in clause 8.3 hereof; and
“Transfer”: with respect to any securities, rights, obligations or assets (including, for the avoidance of doubt, the Foundation ADSs and the Depositary Receipts), directly, in any manner whatsoever, in one transaction or a series of transactions (including, without limitation, by way of agreement, extraordinary dividend, liquidation, legal merger,  legal  division, plan,  scheme of  arrangement or  otherwise), selling, transferring, granting options or rights over, granting any pledge, right of usufruct, mortgage or other security interest on or otherwise encumbering, disposing of, distributing, delegating, or in any other way transferring any such securities, rights, obligations or assets or any direct interest or right therein or thereon, including, without limitation, by means of one or more derivative transactions.
1.2	The definitions set out in clause 1.1 apply to both the singular and plural of the concepts defined. All references to “clauses” will be deemed to make a reference to clauses in these Conditions of Administration, unless indicated otherwise or appearing otherwise from the context.
1.3	The provisions of these Conditions of Administration shall apply to each and all outstanding Depositary Receipts.
2.	DEPOSITARY RECEIPTS
2.1	The Foundation may only acquire Foundation ADSs against the issuance of Depositary Receipts.
2.2	The Foundation shall issue one Depositary Receipt for every Foundation ADS it acquires, numbered in the same manner as the Foundation ADS against which the Depositary Receipt is issued. The nominal value of the Depositary Receipts shall be equal to the nominal value of the Foundation ADSs for which they are issued. The Foundation may only acquire fully paid up Foundation ADSs.
If the Foundation ADSs are not numbered, the Foundation is authorised to provide each Foundation ADS with a number for registration purposes in the register of the

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DR Holder.
2.3	By acquiring the Depositary Receipts the DR Holder accepts the Conditions of Administration and shall be bound thereto.
2.4	The Depositary Receipts shall be issued in registered form. No certificates (certificaatbewijzen) shall be issued for the Depositary Receipts.
2.5	No DR Holder shall have a statutory right of pledge on the Foundation ADSs as referred to in Article 3:259 of the DCC.
3.	REGISTER OF THE DR HOLDER
3.1	The Board shall keep a register in which the name, bank account number and address of the DR Holder shall be recorded, specifying from time to time the number of Depositary Receipts to which the DR Holder is entitled, and the date on which it acquired the Depositary Receipts.
3.2	The register of the DR Holder shall be kept regularly updated. The registrations in and copies of and extracts from the register of the DR Holder can be signed by each Board Member.
3.3	The DR Holder shall provide the Foundation with its address and bank account number and is obliged to keep the Foundation informed of any changes thereto.
3.4	The Board will, at the DR Holder’s request, provide the DR Holder with an extract of the registration in the register of the DR Holder with respect to its Depositary Receipts.
3.5	All convocations and announcements to the DR Holder shall be made in writing to its address as recorded in the register of the DR Holder.
3.6	If the DR Holder has also provided the Foundation with its electronic address, requesting to include such address in the register of the DR Holder together with the other information referred to in clause 3.1, that electronic address is deemed to be provided for it to be used to receive all announcements, notifications and notices electronically.
4.	TRANSFER OF DEPOSITARY RECEIPTS
4.1	The Depositary Receipts may be Transferred freely, provided that the DR Holder Transfers no less than all Depositary Receipts at the same time in one transaction and provided that prior to such transaction the DR Holder and the transferee of the Depositary Receipts shall discharge all Board Members from any and all liability.
4.2	In the event of a Transfer of the Depositary Receipts in accordance with clause 4.1, the DR Holder shall impose all its obligations with respect to Depositary Receipts on the transferee of the Depositary Receipts, including, for the avoidance of doubt, any obligations of the DR Holder under the deed of transfer pursuant to which the DR Holder acquired the Depositary Receipts.

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4.3	The Transfer of the Depositary Receipts in accordance with clause 4.1 requires a private deed to that effect and a notification to the Foundation.
5.	LIMITED RIGHTS ON DEPOSITARY RECEIPTS

The Depositary Receipts may not be encumbered with a right of pledge or a right of usufruct.
6.	DISTRIBUTIONS
6.1	All payments on the Foundation ADSs shall accrue to the DR Holder, with due observance of the provisions of this clause 6.
6.2	The Foundation shall immediately collect all dividends and other distributions on the Foundation ADSs, whether in cash or in kind. Upon receipt thereof, after deduction of costs and Taxes, it shall forthwith make payable a corresponding dividend or distribution to the DR Holder to the bank account numbers recorded in the register of the DR Holder.
For American Depositary Shares that the Foundation acquires as bonus shares, by way of stock dividend or otherwise, a corresponding amount of Depositary Receipts shall be issued to the DR Holder, and such American Depositary Shares shall remain with the Foundation in Administration.  Any distributions by way of an additional payment on the American Depositary Shares (bijschrijving) shall be made accordingly by way of an additional payment on the Depositary Receipts.
6.3	The DR Holder shall be notified in writing that a distribution shall be made payable, under specification of the manner in which it can collect the distribution.
6.4	All distributions made to the DR Holder are subject to the condition that if and to the extent the Foundation is held to refund the amount or the value of the distribution, or a part thereof, to the Company, a corresponding obligation shall exist for the DR Holder vis-à-vis the Foundation in the same form and for the same amount, with a maximum of the amount or value as received by the DR Holder.
Similarly, if, and to the extent that, the Foundation should have withheld any Taxes or other amounts on a distribution made to the DR Holder but failed to do so, the DR Holder shall have an obligation vis-à-vis the Foundation to refund such amount of Taxes or other amounts to the Foundation.
6.5	In the event that the Company makes a distribution on Shares in cash or in kind at the election of the holder of the Shares, the Foundation may elect to have the distribution made in the manner that the Board determines in its sole discretion, and the Foundation shall make a corresponding distribution to the DR Holder, subject to clause 6.2.
6.6	Any final distribution paid on the Foundation ADSs in the event of a voluntary or mandatory winding-up and dissolution of the Company shall be distributed by the

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Foundation to the DR Holder subject to any rights of the Foundation under the deed of transfer pursuant to which the Foundation acquired the Foundation ADSs immediately in exchange for cancellation of the Depositary Receipts.  The Foundation may in its discretion make provisional distributions as an advance payment on any final distribution made pursuant to this clause 6.6.
7.	EXERCISE OF SHAREHOLDER RIGHTS
The Foundation shall exercise all rights pertaining to the Foundation ADSs, including exercising the right to vote the Foundation ADSs at any general or special general meeting of the Company or in any other circumstance when shareholders of the Company are to exercise voting rights and the right to dispose of the Foundation ADSs, in accordance with the Articles of Association, in such way as the Board deems fit, in its sole discretion, and shall take all action as is necessary or appropriate in connection with any such exercise of voting rights, including providing to the Depositary any proxy or other indication of its vote.
The Foundation shall not seek direction from, or be directed by, or consult with, the DR Holder or any of its officers, directors, employees or affiliates with respect to exercising the right to vote the Foundation ADSs or the right to dispose of the Foundation ADSs to any third party.
8.	DURATION AND TERMINATION OF ADMINISTRATION
8.1	Subject to the Administration being terminated early pursuant to clause 8.3, the Administration of the Foundation ADSs shall continue for a full Administration Period and such additional time as is necessary to dispose of any Foundation ADSs as provided in clause 8.2. In the period from one hundred and eighty (180) days to ninety (90) days prior to the end of any Administration Period, the DR Holder shall be entitled, by written notice to the Foundation, to require that the Administration of Foundation ADSs continue for another Administration Period. The DR Holder shall not be entitled to terminate the Administration of the Foundation ADSs.
8.2	Upon the end of the Administration Period or early termination of the Administration pursuant to clause 8.3, if the Foundation holds any Foundation ADSs, the Foundation, as soon as practicably possible, shall dispose of the Foundation ADSs.
8.3	The Board shall terminate the Administration of the Foundation ADSs upon the occurrence of any of the events in this clause 8.3(a) and 8.3(b) (each, a “Termination Event”), the occurrence of which shall be determined by the Board, in its sole discretion, by way of a unanimous resolution:
(a)	the Foundation no longer holds any Foundation ADSs; or
(b)	the Foundation is required by a binding, final and non-appealable judgement of a competent court to launch an MTO.

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8.4	When the Administration of the Foundation ADSs is terminated, upon the end of the Administration Period or early termination of the Administration pursuant to clause 8.3, the Foundation shall immediately distribute to the DR Holder, and the DR Holder (in exchange for cancellation of the Depositary Receipts issued for the Foundation ADSs) shall accept, such cash amount as is then held by the Foundation subsequent to its disposal of the Foundation ADSs.
8.5	Any assets remaining following the termination of the Administration and the dissolution and liquidation of the Foundation shall be distributed to the DR Holder under the obligation of the DR Holder to accept and assume any and all remaining liabilities of the Foundation.
9.	AMENDMENT OF THE CONDITIONS OF ADMINISTRATION
9.1	The Board, acting by unanimous consent of all members in office and there being no vacancies on the Board, may resolve to amend the Conditions of Administration with due observance of the provision of the Articles of Association; provided, however, that a resolution to amend the Conditions of Administration is subject to the prior approval of the DR Holder.
If one or more Board Members have a direct or indirect conflict of interest with the Foundation regarding the amendment of the Conditions of Administration, clause 7.4 of the Articles of Association will apply accordingly.  The nature of the conflict of interest of the Board Member or Board Members concerned and the substantiation for adopting the resolution concerned will then be clearly recorded and expressed to the DR Holder when applying for its approval.
9.2	The DR Holder cannot unilaterally amend or instruct the Board to amend the Conditions of Administration.
10.	APPLICABLE LAW
10.1	The entire relationship between the Foundation and the DR Holder, as set out in the Articles of Association, this deed and any and all other agreements and documents related to the Administration of the Foundation ADSs, and the enforcement of any of these documents shall be governed by Dutch law without regard to any conflict of law-rules under Netherlands private international law.
10.2	All disputes arising out of or in connection with this deed and the Administration of the Foundation ADSs shall in the first instance be submitted to the court of first instance (rechtbank) in Amsterdam, the Netherlands and shall not be submitted to any other court, without prejudice to the right of appeal (hoger beroep) and cassation (cassatie).
Final clause
This deed was executed in Amsterdam today.

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The substance of this deed was stated and explained to the appearing person.
The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.
Subsequently, this deed was read out in a limited form, and immediately thereafter signed by the appearing  person and myself, civil-law  notary, at three  hours twenty-nine  minutes post meridiem.
(Signed): S.R.C. van Langelaar-Tegeler, T.J.  Geuze-Draaijer.
[NOTARIAL SEAL OF MR. P.H.N. QUIST] [SIGNATURE OF MR. P.H.N. QUIST]
Issued FOR CERTIFIED COPY by me, Tambina Jannie Geuze-Draaijer, prospective civil-law notary, acting as legal substitute for Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam.
Amsterdam, 15 March 2016.

/s/ Tambina Jannie Geuze-Draaijer

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